Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Inland Residential Properties Trust, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-222504) on Form S-3D of Inland Residential Properties Trust, Inc. of our report dated March 6, 2018, with respect to the consolidated balance sheets of Inland Residential Properties Trust, Inc. as of December 31, 2017 and 2016, and the related consolidated statements of operations, equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement schedule III (collectively, the “consolidated financial statements”), which report appears in the December 31, 2017 annual report on Form 10-K/A of Inland Residential Properties Trust, Inc.

/s/ KPMG LLP

Chicago, Illinois
March 21, 2018